UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

AMENDED REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of GBP 50,000,000 Floating Rate Global Notes due 31 July 2023 (to
be consolidated and form a single series with the Bank's
GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 issued on 31 July 2018) by
the Bank pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 24 September 2018, as amended on 1 November 2018, with effect from 31 July 2018

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the British pound sterling ("GBP") 50,000,000 Floating Rate Global Notes due 31 July 2023 (the "Notes") (to be consolidated and form a single series with the Bank's GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 issued on 31 July 2018) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 24 September 2018, as amended and restated on 1 November 2018, with effect from 31 July 2018 (the "Amended Pricing Supplement, and, together, the "Offering Circular").

This amended report (the "Amended Report") amends the report dated 24 September 2018 and filed by the Bank with the Securities and Exchange Commission on the same date (the "Original Report") in order to file the Amended Pricing Supplement as an exhibit to the report under Item 7(d)(ii), which replaces and supersedes the Pricing Supplement dated 24 September 2018 previously filed as an exhibit to the Original Report under Item 7(d)(ii). The Amended Pricing Supplement amended the Pricing Supplement dated 24 September 2018 by correcting the definition of Interest Determination Date (as defined therein) for the Notes. Other than the Amended Pricing Supplement, the Bank is not amending or updating any part of the Original Report. The filing of the Amended Report, and the inclusion of the Amended Pricing Supplement as an exhibit thereto, should not be understood to mean that any other statements contained in the Amended Report are true and complete as of any other date subsequent to 24 September 2018.

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 24 September 2018 (the "Purchaser's Confirmation") provided by Barclays Bank PLC ("Barclays") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"). Barclays has agreed to purchase the Notes. Barclays' obligations are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank

Per Unit	100.054%	Not applicable	100.054%
Total	GBP 50,027,000.00	Not applicable	GBP 50,027,000.00[1]

[1] Plus 57 days accrued interest on the principal amount from and including 31 July 2018 to but excluding 24 September 2018, in the amount of GBP 66,233.22, such that the aggregate proceeds to the Bank will be GBP 50,093,233.22.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Barclays has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 24 September 2018.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Pricing Supplement 24 September 2018, as amended and restated on 1 November 2018, with effect from 31 July 2018.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

MiFID II product governance / Professional investors and ECPs only target market:

Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means each of the Joint Lead Managers.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

24 September 2018

As amended with effect from 31 July 2018 and restated on 1 November 2018

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
GBP 50,000,000 Floating Rate Global Notes due 31 July 2023 (the "Notes") (to be consolidated and form a single series with the Issuer's GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 issued on 31 July 2018)
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Pound Sterling ("**GBP**")
2	Nominal Amount:	GBP 50,000,000
3	Type of Note:	Floating Rate
4	Issue Date:	26 September 2018
5	Issue Price:	100.054 per cent. plus 57 days' accrued interest (GBP 66,233.22) on the Nominal Amount from (and including) 31 July 2018 to

1

(but excluding) the Issue Date.

6	Maturity Date:	31 July 2023
7	Fungible with existing Notes:	Yes. The Notes will be consolidated and form a single series with the Issuer's GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 issued on 31 July 2018, as at the Issue Date.

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10		Specified Denomination(s):	GBP 100,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14		Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	31 July 2018
16		Fixed Rate Notes:	Not Applicable
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Applicable
	(a)	Manner in which Rate of Interest is to be determined:	Screen Rate Determination
	(b)	Margin(s):	Plus 0.05 per cent. per annum
	(c)	Minimum Rate of Interest (if any):	Zero per cent. per annum

	(d)	Maximum Rate of Interest (if any):	Not Applicable
	(e)	Floating Day Count Fraction	Actual/365
19		If ISDA Determination:	Not Applicable
20		If Screen Rate Determination:	
	(a)	Reference Rate:	

For all Interest Payment Dates, 3 month GBP LIBOR as appearing on the Relevant Screen Page.

In the event that a published three-month GBP LIBOR rate is unavailable or if three-month GBP LIBOR rate ceases to exist or to be an industry accepted rate for debt market instruments during the life of the Notes, the Calculation Agent will determine whether to use a substitute or successor base rate that it has determined, in its sole discretion and acting in good faith, is most comparable to three-month GBP LIBOR rate; provided that, if the Calculation Agent determines that there is, at any time during the life of the Notes, an industry accepted successor base rate for debt market transactions linked to three-month GBP LIBOR rate, the Calculation Agent shall use such a successor base rate from the next interest period following such determination.

If the Calculation Agent determines that there is no industry accepted successor base rate for debt market instruments linked to the three-month GBP LIBOR rate, and that no substitute or other successor base rate is comparable to the three-month GBP LIBOR rate, the Calculation Agent will request, from four major banks in the London interbank market, selected by the Agent in consultation with the Issuer, quotations for the offered rate for three month GBP unsecured deposits to prime banks in the London interbank market. If at least two quotations are provided, the Calculation Agent will determine the LIBOR rate as the arithmetic mean of those quotations. If fewer than two such London banks provide quotations, the three-month GBP LIBOR rate will be determined by the Calculation Agent in its sole discretion and acting in good faith.

(b)   Relevant Screen Page: Reuters page LIBOR01 (or any other successor page)

	(c)	Interest Determination Date:	The first day of each Interest Period
21	If Indexed:		Not Applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:		Not Applicable
23	General Provisions for Floating Rate Notes and Indexed Notes:		
	(a)	Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s):	Interest Payment Dates shall be 31 July, 31 October, 31 January and 30 April of each year from and including 31 October 2018 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention.
	(b)	Business Day Convention:	Modified Following Business Day
	(c)	Business Day definition if different from that in Condition 4(b)(i):	Condition 4(b)(i) applies and for the avoidance of doubt London shall be the principal business centre and New York shall be the additional business centre.
	(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Yes
	(e)	Terms relating to calculation of Interest Amount:	Condition 4(b)(v) applies
	(f)	Party responsible for calculation of the Interest Amount:	Agent
	(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Agent is responsible for determining Rate of Interest applicable to each Interest Period
	(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies

25	Dual Currency Notes:	Not Applicable
26	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
28	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29		Instalment Note:	Not Applicable
30		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Non-syndicated
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
33	Date of Syndication Agreement:	Not Applicable
34	Stabilising Manager:	Not Applicable
35	Additional selling restrictions:	Not Applicable
36	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
37	Intended to be held in a manner which would allow Eurosystem eligibility:	No
38	Common Code:	186107675
	ISIN Code:	XS1861076757

	CUSIP Number:	Not applicable
39	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange plc
40	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
41	Additional Information:	Regulation, reform, and the potential or actual discontinuation of "benchmarks," including LIBOR, may adversely affect the Notes, including the value of, and return on the Notes.

LIBOR, and other rates and indices which are deemed to be "benchmarks" are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms and guidance are already effective such as Regulation (EU) 2016/1011 (the **"Benchmark Regulation"**) whilst others are still to be implemented.

The Benchmark Regulation has come into force on 1 January 2018 and could have a material impact on any Notes linked to LIBOR such as the Notes, in particular, if the methodology or other terms of LIBOR are changed in order to comply with the terms of the Benchmark Regulation. In addition, the Benchmark Regulation stipulates that each administrator of a "benchmark" regulated thereunder must be licensed by the competent authority of the Member State where such administrator is located. There is a risk that administrators of LIBOR will fail to obtain a necessary licence, preventing them from continuing to provide LIBOR. Other administrators may cease to administer LIBOR because of the additional costs of compliance with the Benchmark Regulation and other applicable regulations, and the risks associated therewith. There is also a risk that certain benchmarks, such as LIBOR, may continue to be administered but may become obsolete in the future.

On 27 July 2017, the UK Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 (the "**FCA Announcement**"). The FCA Announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021.

These reforms and other pressures (including from regulatory authorities) may cause LIBOR to disappear entirely, to perform differently than in the past (as a result of a change in methodology or otherwise), create disincentives for market participants to continue to administer or participate in certain benchmarks or have other consequences which cannot be predicted.

Any such consequence could have a material adverse effect on the Notes. The potential elimination of the LIBOR benchmark or changes in the manner of administration of LIBOR, could require or result in an adjustment to the interest provisions of the Notes or result in other consequences, in respect of the Notes. Furthermore, even prior to the implementation of any changes, uncertainty as to the nature of alternative reference rates and as to potential changes to LIBOR may adversely affect LIBOR during the term of the Notes, the return on the Notes and the trading market for securities based on LIBOR. Investors should consider these matters when making their investment decision with respect to the Notes.

Investors in the Notes should be aware that, if LIBOR were to be discontinued or otherwise unavailable, or if three-month GBP LIBOR ceases to be an industry accepted rate for debt market instruments during the life of the Notes, as determined by the Calculation Agent in its sole discretion, the rate of interest on the Notes will be determined for the relevant period(s) by the fallback provisions set out in Condition 20 of the Pricing Supplement. These fallback provisions provide that the Calculation Agent will determine whether to use a substitute rate or successor base rate that is most comparable to the three-month GBP LIBOR rate. If the Calculation Agent, in its sole discretion, determines that there is no such comparable substitute rate or successor base rate, the Calculation Agent will request quotations for the offered rate for three month GBP unsecured deposits from four major banks in the London interbank market, and the provisions include the possibility that if fewer than two quotations are received, the rate of interest would be determined by the Calculation Agent.

No consent of the Noteholders shall be required in connection with effecting any relevant successor rate or substitute rate (as applicable) or any other related adjustments and/or amendments described above.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 26 September 2018 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Professional investors and ECPs only target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 26 September 2018 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained. The Notes are to be consolidated and form a single series with the Issuer's GBP 450,000,000 Floating Rate Global Notes due 31 July 2023 issued on 31 July 2018.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be GBP 50,093,233.22) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	GBP 50,093,233.22
(iii)	Estimated total	GBP10,000

expenses:

6   **YIELD**

     Indication of yield: Not Applicable

7   **HISTORIC INTEREST RATES**

     Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

     Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

     Not Applicable